UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-11713
CUSIP Number: 675234108

(Check One): [X] Form 10-K        [  ] Form 11-K        [  ] Form 20-F        [  ] Form 10-Q        [  ] Form N-SAR

For Period Ended: December 31, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OceanFirst Financial Corp.
Full name of Registrant

110 West Front Street
Address of principal executive office (Street and Number)

Red Bank, New Jersey 07701
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2018 (the “Form 10-K”). The Registrant expects to file the Form 10-K by March 18, 2019.
In the fourth quarter of 2018, management identified an issue in internal control related to ineffective information technology general controls (“ITGCs”) in the areas of user access and the completeness and accuracy of critical file maintenance reports related to certain information technology (“IT”) systems that support the Company’s financial reporting processes. As a result, certain of the Company’s business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. Management has determined that this issue is a material weakness in internal control.
Based on the substantive procedures completed by management to date, which are described below, the material weakness has not resulted in any identified misstatements to the financial statements, and there have been no changes to previously released financial results.
The Company believes that these control deficiencies were a result of system access that enabled certain employees to serve in multiple capacities in order to best serve customers. While certain compensating and process level controls were in place, validation procedures surrounding the completeness and accuracy of critical file maintenance reports proved insufficient to fully mitigate the risks that resulted from the manner in which access was granted.
As a result of the identification of the material weakness, the Company is in the process of completing certain substantive procedures to ensure the completeness and accuracy of critical file maintenance reports with respect to the impacted IT system for the year ended December 31, 2018, as well as a detailed integrity review of certain data elements subject to conflicting access privileges.
In addition, management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include: (i) improving processes regarding the granting and review of access to IT systems impacting financial reporting to ensure access is limited to functions required for the performance of an employee’s role; and (ii) enhancing the compensating controls related to the monitoring and review of activities performed by employees serving in conflicting capacities with a specific focus on access to systems supporting financial reporting processes.
Management believes that these actions will remediate the material weakness. The weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management expects the remediation of this material weakness will be completed during 2019.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Fitzpatrick	732	240 - 4500 x7506
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OceanFirst Financial Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 1, 2019	By:	/s/ Michael J. Fitzpatrick
		Name:	Michael J. Fitzpatrick
		Title:	Executive Vice President and Chief Financial Officer